

Country Music's Musical

With the music you love, and the story you'll remember.

Tennessee Whiskey the Musical tells the story of Dean Dillon, Country Songwriter Hall of Fame Inductee, BMI Icon Award Recipient, and the writer of some of country music's most popular songs that defined an entire generation.



Country Music Hall of Famer and BMI Icon Dean Dillon with George Straight

Following in the footsteps of highly successful and profitable "Jukebox" musicals such as *Mama Mia!*, *Beautiful the Carol King Musical*, and *Jersey Boys*, *Tennessee Whiskey the Musical* incorporates the music that audiences know and love by Dean Dillon to tell the story of his humble beginnings, his rise to success as a singer/songwriter, his downfall with drugs and alcohol, and his ultimate rehabilitation and rise to fame against all odds.

Audiences will come to the show for the music; they will leave being moved by the story. Along the way, they'll experience a behind-the-scenes look at country music through recognizable characters such as George Strait, Barbara Mandrell, Gary Stewart, Johnny Rodriguez, and more. **Number 1 hit songs include The Chair, If I Know Me, Ocean Front Property, Tennessee Whiskey, Easy Come, Easy Go, Marina Del Rey, Unwound, and more.**

The West End Opportunity
London, England

We have a unique opportunity to open Tennessee Whiskey the Musical in the West End in London, where country music is experiencing a boon in popularity. The Country-to-Country Festival in London attracted over 80,000 fans in 2018 alone, and in only its second year of existence.* *Million Dollar Quartet* experienced success in the West End, and we believe that *Tennessee Whiskey the Musical* will prove to be wildly successful. **We plan to capitalize the show at approximately $6M USD, with terms being 110% initial investor return then 50/50 to producers/investors respectively thereafter.**

Front Money Needed: $300k

Front Money Investors will receive 1-for-1 terms, and will allow us to:

- Engage the necessary staff in London (GM, PR, Ad Firm)
- Engage necessary staff in US
- Secure the West End theater
- Begin marketing the show

For more information, contact:

Dewey Moss, Lead Producer
dewey@dmossproductions.com
917-301-4639

Lisa Dozier King, Executive Producer
lisa@ldkproductions.com
917-470-0246

From Nashville With Love: How Britain Is Taking Country Music To It's Heart, The Guardian, March, 2018